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                             March 4, 2024

       Kelli K. Gant
       Chief Administrative Officer and Corporate Secretary
       Warrior Met Coal, Inc.
       16243 Highway 216
       Brookwood, AL 35444

                                                        Re: Warrior Met Coal,
Inc.
                                                            PREC14A Filed
February 23, 2024
                                                            File No. 001-38061

       Dear Kelli K. Gant:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your proxy statement.

       PREC14A Filed February 23, 2024

       General

   1. On page 4, please clarify the vote required for approval of Proposals 2 and 4-9 beyond just
                                                        a    [m]ajority of
votes cast.    See Item 21(a) of Schedule 14A. For example, according to
                                                        page 78, Proposal 2
requires    an affirmative vote of a majority of votes cast by
                                                        stockholders
participating in or represented by proxy at the virtual Annual Meeting and entitled to vote on the
matter    (emphasis added).
   2.                                                   See comment 1 above.
Throughout the proxy statement, you state that an abstention will have no effect on the
outcome of any proposal. However, the inclusion of    and entitled to
                                                        vote on the matter
in the disclosed voting standard for Proposals 2 and 4 along with
                                                        Section 2.5(d) of
Company   s Amended and Restated Bylaws suggest that such abstentions should be treated as a
vote against those proposals. Please revise your disclosure
                                                        accordingly or advise
us why abstentions should have no effect on Proposals 2 and 4 in your response letter.
   3. The proxy card included with a preliminary proxy statement should be clearly identified
 Kelli K. Gant
Warrior Met Coal, Inc.
March 4, 2024
Page 2
         as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.
Proposal 4 - Ratification of Appointment of Independent Registered Public Accounting Firm, page 83

4.       We note the following statement on page 83:    Brokers, as nominees
for a beneficial
         owner, may exercise discretion to vote on this proposal without instruction of the
         beneficial owner of the shares.    This statement appears to be
inconsistent with the
         disclosure at the bottom of page 4. Please revise or advise. Non-Binding Stockholder Proposals, page 87

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. Please generally revise the disclosure throughout this section accordingly. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:

                   The    poison pill    stockholder approval bylaw provision
may prevent the Board from
              fulfilling its fiduciary duties . . .    (page 89)
                   The proposed    blank check    preferred stock charter
restriction limits the Board   s
              ability to satisfy its fiduciary duties.    (page 91)
                   [Proposal 8] would be unmanageable and would effectively
halt the Company   s
              hiring and promotion processes.    (page 92)
6.       We note the following statement on page 92:    The Severance Approval
Policy is available
         for viewing in the    Investors    section of our website at
www.warriormetcoal.com.    It does
         not appear that this policy is available on the Company   s website.
Please revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameKelli K. Gant                               Sincerely,
Comapany NameWarrior Met Coal, Inc.
                                                              Division of
Corporation Finance
March 4, 2024 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName